Exhibit 99.1

GOLDEN STAR RESOURCES LTD.
BY-LAW NUMBER FOUR
A by-law relating to advance notice of nominations of directors of
Golden Star Resources Ltd. (the “Corporation”)

ARTICLE 1
INTERPRETATION

1.1    For the purposes of this By-Law Number Four:

(i)
“Applicable Securities Laws” means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States;

(ii)	“Nominating Shareholder” has the meaning ascribed to it in Section 2.1(c);

(iii)	“Notice Date” has the meaning ascribed to it in Section 2.3(a); and

(iv)
“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

1.2    Capitalized terms used and not defined herein have the meanings ascribed to them in by-law number one of the Corporation (“By-Law Number One”), as amended and restated to April 3. 2002.

ARTICLE 2
NOMINATION OF DIRECTORS

2.1    Subject only to the Act, and for so long as the Corporation is a distributing corporation, only persons who are eligible under the Act and nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of Section 137 of the Act (or any successor provisions thereunder) or a requisition of the shareholders made in accordance with the provisions of Section 143 of the Act (or any successor provisions thereunder); or

(c)	by any person (a “Nominating Shareholder”):

(i)
who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this By-Law Number Four and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is reasonably satisfactory to the Corporation; and

(ii)	who complies with the notice procedures set forth in this By-Law Number Four.

2.2    In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, such Nominating Shareholder must have given notice thereof that is both timely (in accordance with Section 2.3) and in proper written form (in accordance with Section 2.4) to the Secretary of the Corporation at the head office of the Corporation (in accordance with Section 2.6).

2.3    To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)
in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

2.4     To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director

(i)	the name, age, business address and residential address of the person,

(ii)	the current principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice,

(iii)	the citizenship of such person;

(iv)
the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders

(if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(v)
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)
as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine eligibility of such proposed nominee to serve as an independent director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

2.5    No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-Law Number Four and applicable law; provided, however, that nothing in this By-Law Number Four shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a shareholder proposal pursuant to the provisions of the Act or at the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that nomination defective and that it shall be disregarded.

2.6    Notwithstanding any other provision of By-Law Number One, notice given to the Secretary of the Corporation pursuant to this By-Law Number Four may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of head office of the Corporation in Toronto, Ontario, Canada, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

2.7    Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this By-Law Number Four.

ARTICLE 3
COMING INTO FORCE

3.1    This By-Law Number Four came into force on the day that it was sanctioned by the Board of Directors on February 21, 2014.
DATED this 21st day of February, 2014.

“Timothy Baker”
By:    Timothy Baker
Title:    Chairman of the Board

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